Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Net Income before income tax and minority interests	$6,242	$27,271	$10,640	$17,032	$3,908	$244
Fixed charges excluding capitalized interest	2,996	2,890	3,014	3,061	591	598
Pretax income (as adjusted)	$9,238	$30,161	$13,654	$20,093	$4,499	$842

Fixed charges:
Interest expense	$2,356	$2,737	$2,890	$2,186	$387	$329
Capitalized interest	(3)	(261)	(376)	-	-	-
Amortization of debt financing costs	542	70	70	850	202	266
Estimate of interest component of rental expense	98	83	54	25	2	3
Total fixed charges	$2,993	$2,629	$2,638	$3,061	$591	$598

Ratio of earnings to fixed charges	3.1	11.5	5.2	6.6	7.6	1.4